Filed by Quanta Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as
amended, and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: InfraSource Services, Inc.
Commission File No.: 001-32164

In connection with the proposed acquisition, Quanta Services, Inc. (“Quanta”) and InfraSource Services, Inc. (“InfraSource”) will file with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus and other documents regarding the proposed transaction. A joint proxy statement/prospectus will be sent to stockholders of Quanta and InfraSource, seeking their approval of the transaction. STOCKHOLDERS OF QUANTA AND INFRASOURCE ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTA, INFRASOURCE, AND QUANTA’S ACQUISITION OF INFRASOURCE. Such proxy statement/prospectus, when available, and other relevant documents may be obtained, free of charge, on the SEC’s web site (http://www.sec.gov).

The joint proxy statement/prospectus and such other documents (relating to Quanta) may also be obtained for free when they become available from Quanta’s website at www.quantaservices.com or from Quanta by directing a request to Quanta Services, Inc., 1360 Post Oak Blvd., Suite 2100, Houston, TX 77056, Attention: Corporate Secretary, or by phone 713-629-7600.

The joint proxy statement/prospectus and such other documents (relating to InfraSource) may also be obtained for free when they become available from InfraSource’s website at www.infrasourceinc.com or from InfraSource by directing a request to InfraSource, 100 West Sixth Street, Suite 300, Media, PA, 19063, Attention: General Counsel, or by phone 610-480-8000.

Quanta, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Quanta’s shareholders in connection with the acquisition. Information about Quanta and its directors and executive officers and their ownership of Quanta securities will be contained in the joint proxy statement/prospectus when it is filed with the SEC.

InfraSource, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from InfraSource’s shareholders in connection with the acquisition. Information about InfraSource and its directors and executive officers and their ownership of InfraSource securities will be contained in the joint proxy statement/prospectus when it is filed with the SEC.

Statements about Quanta’s and InfraSource’s outlook and all other statements in this document other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside Quanta’s and InfraSource’s control, which could cause actual results to differ materially from such statements. Forward looking information includes, but is not limited to, statements regarding the new combined company, including Quanta’s and InfraSource’s expected combined financial and operating results; the expected amount and timing of cost savings and operating synergies and whether and when the transactions contemplated by the merger agreement will be consummated. There are a number of risks and uncertainties that could cause results to differ materially from those indicated by such forward-looking statements including the failure to realize anticipated synergies; the result of the review of the proposed merger by various regulatory agencies; the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and the companies may be adversely affected by other economic, business, and/or competitive factors and any conditions imposed on Quanta in connection with consummation of the merger; the failure to receive the approval of the merger by the stockholders of InfraSource and failure to receive the approval of the issuance of Quanta common stock in connection with the merger by the stockholders of Quanta and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement. These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Quanta’s and InfraSource’s filings with the SEC, which are available free of charge on the SEC’s web site at http://www.sec.gov and through Quanta’s and InfraSource’s websites at www.quantaservices.com and www.infrasourceinc.com, respectively. Quanta and InfraSource expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events, or otherwise.

Quanta Services Acquisition of InfraSource Services
Frequently Asked Questions
1.	What is Quanta’s strategy and how does InfraSource further this strategy?
-	Quanta’s overall strategy is to be a premier infrastructure services provider in the country by offering the most skilled, flexible workforce, advanced equipment, innovative technologies and proprietary methodologies to its customers.
-	The addition of InfraSource will allow Quanta to provide expanded service offerings from design and engineering, to construction and maintenance, to energized services and emergency restoration to our customers.
-	The company’s increased scale will give the company the flexibility to meet the evolving demands of the electric transmission and distribution, natural gas, telecommunications and broadband cable television industries.
2.	What does InfraSource add to Quanta? What does InfraSource gain from Quanta?
-	InfraSource complements and enhances Quanta’s capabilities in numerous areas of the business, including:
¡	Transmission and distribution installation and maintenance capabilities

¡	Substation engineering services

¡	Gas distribution capabilities

¡	Industrial service offerings in key Gulf of Mexico region

¡	Unique dark fiber leasing business
-	The combined company will enable InfraSource customers access to Quanta’s capabilities and services including:
¡	Nationwide transmission & distribution services

¡	A diverse and comprehensive set of infrastructure solutions

¡	Leading emergency restoration resources

¡	Quanta’s exclusive and proprietary robotic arm

¡	Patented energized methodologies

¡	Nationwide telecommunications installation and maintenance capabilities
3.	How did this transaction come about?
-	Both companies have experienced success and secured strong financial and industry positions. As the industries both companies serve face growing infrastructure requirements and customers increase reliance on outside service providers, demand for infrastructure services continues to grow.
-	In evaluating their response to this increasing demand, both Quanta and InfraSource evaluated many options to effectively meet their customers increasing need for infrastructure services. Quanta determined that InfraSource’s geographic scope and service offering provided a strong complement to Quanta’s capabilities, resources and culture.
-	InfraSource also determined that Quanta’s scale of resources and geographic reach would provide an excellent platform to extend its service offering.
-	After careful consideration and evaluation of the merits of such a combination over the last several months, both companies determined that this transaction would be a unique opportunity for Quanta and InfraSource, as well as its stockholders, employees and customers.
4.	Why is this the right time for this combination?
-	The combined company will have the increased scale and enhanced resources to take advantage of current market dynamics, which include:
¡	The Energy Policy Act of 2005, which drives increased investment in infrastructure, and therefore, more opportunities for Quanta to partner with customers to address the growing need to enhance North America’s power delivery system.

¡	The increase in outsourcing of infrastructure construction and maintenance functions by utilities.

¡	The expected double-digit growth rate for the transmission segment of the electric power industry over the next 5-7 years.

¡	Convergence of services (“triple play” — voice/video/data) has created a growth in demand for bandwidth, spurred significant investment and elevated the need to push fiber closer to the home.

¡	FTTx initiatives continue to gain momentum as the RBOCs (Regional Bell Operating Companies) implement aggressive deployment schedules

¡	Companies continue to explore and test new technologies (and increase spending) to meet growing demand for dynamic products and services
5.	How does this transaction impact Quanta’s geographic footprint?
-	The combined company will have a broad national footprint, reaching every U.S. state and Canada.
6.	How much is the company expecting to receive in synergies and over what time period?
-	While we anticipate cost synergies as a result of the transaction, the strategy is focused on enhancing our service capabilities, expanding our geographic reach and adding strategic sources of revenues.
-	We believe the transaction will result in cost and operational synergies of approximately $20 million in 2008.
-	We expect to identify and realize additional synergies, including increased sales opportunities in 2008 and beyond.
7.	Will the transaction be accretive to Quanta’s earnings?
-	We expect the transaction to be accretive to earnings per share in 2008.

8.	How much goodwill will result from this transaction?
-	As we proceed to closing, we will be valuing the goodwill and amortizable intangible assets arising from the transaction. These amounts can not be determined until closing.
9.	Are there any regulatory/legislative hurdles to complete the transaction?
-	We will be required to obtain certain regulatory approvals in connection with the transaction, including from the Securities and Exchange Commission as well as under Hart-Scott-Rodino, which is a routine part of every large acquisition.
-	We expect to receive all required regulatory approvals and close the transaction during the third quarter of 2007.
10.	Does the transaction require Quanta stockholder approval? InfraSource stockholder approval?
-	The transaction requires the approval by both Quanta and InfraSource stockholders.
11.	When do you expect the transaction to close?
-	We expect the transaction to close during the third quarter of 2007.
12.	Who will hold senior leadership positions in the company?
-	John Colson will remain CEO of Quanta and James Haddox will remain CFO. Quanta’s senior management team and operating unit presidents will also remain in place. Quanta and InfraSource operations, project management leadership and resources will report through this structure.
13.	Will InfraSource’s CEO stay with the company? What about other InfraSource senior executives or directors?
-	David Helwig will become a member of Quanta’s Board of Directors, as will 2 additional members of InfraSource’s Board of Directors and will continue to actively support the business. InfraSource’s corporate functions will become integrated with those of Quanta following a transition period. It is anticipated that InfraSource’s operating leadership will continue as an integral part of the new organization.
14.	Will InfraSource be operated as a separate division/subsidiary of Quanta?
-	No. InfraSource’s operations will be fully integrated into Quanta. It is intended that most of InfraSource’s operating units will continue to operate under their existing names as fully integrated operations within the Quanta organization.
15.	How will the workforce be affected by the transaction?
-	Quanta values InfraSource’s employees very highly and considers their ongoing contributions to be essential to the success of the combined company.
-	A significant driver of this transaction is the increasing need for expanded workforce resources in the industries we serve.
-	The vast majority of the workforce will not experience any change and will be able to benefit from being part of the larger company.

16.	How will customers be affected by the transaction?
-	Customers will benefit from the combined company’s larger, more flexible workforce, advanced equipment, innovative technologies and proprietary methodologies which will allow Quanta to provide expanded services to address all infrastructure requirements of our customers.
-	The combined company has the ability to provide customers expanded service offerings from design and engineering, to construction and maintenance, to energized services and emergency restoration.
17.	Will this transaction cause any delays in regular or emergency response services?
-	Absolutely not. Customers of both Quanta and InfraSource can expect the same high level of service they’ve always received. Once combined, Quanta’s footprint will be strengthened, enabling the company to respond more effectively in planned and emergency situations.
18.	Who were the advisors on the transaction?
-	Credit Suisse Securities (USA) LLC is acting as financial advisor to Quanta, and Akin Gump Strauss Hauer and Feld, LLP is serving as its legal advisor. Citigroup Corporate and Investment Banking is acting as financial advisor to InfraSource and Ballard Spahr Andrews & Ingersoll, LLP is serving as its legal advisor.
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